Exhibit 99.1

Zealand Pharma company announcement — No. 29 / 2019

Boehringer Ingelheim and Zealand Pharma Advance Dual-Acting GLP-1/glucagon Agonist BI 456906 to Phase 2 Clinical Testing in Obesity/Diabetes

•                  The dual acting GLP-1/glucagon peptide BI 456906 is a part of Boehringer Ingelheim’s pipeline portfolio in obesity and diabetes

•                  The Phase 2 trial for BI 456906 is expected to be initiated in late 2019 and will trigger a EUR 20 million milestone payment to Zealand Pharma out of total outstanding potential milestone payments of EUR 365 million and high single to low double digit royalties on future sales

INGELHEIM, Germany and COPENHAGEN, Denmark, September 3, 2019 — Boehringer Ingelheim and Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL), have announced that Boehringer Ingelheim plans to initiate Phase 2 development of the GLP-1/glucagon dual agonist BI 456906, which  was in-licensed from Zealand. Boehringer Ingelheim and Zealand have a longstanding partnership, bringing together Zealand’s expertise in the discovery of innovative peptide-based medicines with Boehringer Ingelheim’s expertise in the research and development of novel medicines for cardiometabolic diseases.

The compound derived from the natural gut hormone oxyntomodulin activates both the GLP-1 and glucagon receptors that are critical to controlling metabolic functions. The dual agonist BI 456906 has potential as a new, once-weekly treatment that may offer therapeutically relevant benefits compared to currently available treatments.(1) It is part of Boehringer Ingelheim’s growing research and development stage portfolio in the obesity and diabetes disease areas.

The decision to advance BI 456906 to Phase 2 clinical testing is based on the safety and tolerability and the favorable weight loss potential in individuals with a BMI up to 40 kg/m2. The Phase 2 trial will be a dose-finding, placebo and active comparator clinical proof of concept trial in patients with obesity and type 2 diabetes.

“We believe that BI 456906 has great therapeutic potential, and we are thrilled to see it advance into Phase 2 development,” said Emmanuel Dulac, President and Chief Executive Officer at Zealand Pharma. “Our strong partnership with Boehringer Ingelheim unites expertise and capabilities to achieve a shared vision of helping millions of people better manage and overcome obesity and type 2 diabetes.”

“We are excited to see this candidate from our dedicated and productive long-term collaboration with Zealand Pharma proceed to the next stage of clinical studies,” explained Clive R. Wood, Ph.D., Senior Corporate Vice

(1)  Ref. Pocai, A. “Action and therapeutic potential of oxyntomodulin.” Mol Metab. 2014 Jun; 3(3): 241-251.

President, Discovery Research at Boehringer Ingelheim. “This brings us an important step further to bringing BI 456906 to the many patients that are in need of new treatment options.”

Zealand has licensed two product candidates to Boehringer Ingelheim, both with potential for once-weekly administration. Under the terms of the two agreements, Boehringer Ingelheim funds all research, development and commercialization activities. For the GLP-1/glucagon dual agonist, Zealand is entitled to receive up to EUR 365 million in outstanding milestone payments and will receive a milestone payment of EUR 20 million related to initiation of Phase 2. The agreement also carries high-single digit to low-double digit percentage royalties on global sales. The other collaboration compound is a long-acting amylin analog for which Zealand is entitled to receive up to EUR 283 million in outstanding milestone payments, and mid-single digit to low-double digit percentage royalties on global sales.

Excessive weight and obesity are amongst the leading risk factors for heart disease, ischemic stroke, liver diseases and type 2 diabetes as well as for a number of cancers. There are insufficient therapeutic options available, resulting in a high unmet medical need for safe and effective treatments that achieve significant weight loss. Boehringer Ingelheim’s track record of excellence in research and development in cardiometabolic diseases is evidence of its innovation which has resulted in important breakthroughs in recent years, especially in thromboembolic diseases and type 2 diabetes.

###

About Boehringer Ingelheim

Improving the health of humans and animals is the goal of the research-driven pharmaceutical company Boehringer Ingelheim. The focus in doing so is on diseases for which no satisfactory treatment option exists to date. The company therefore concentrates on developing innovative therapies that can extend patients’ lives. In animal health, Boehringer Ingelheim stands for advanced prevention.

Family-owned since it was established in 1885, Boehringer Ingelheim is one of the pharmaceutical industry’s top 20 companies. Some 50,000 employees create value through innovation daily for the three business areas human pharmaceuticals, animal health and biopharmaceuticals. In 2018, Boehringer Ingelheim achieved net sales of around 17.5 billion euros. R&D expenditure of almost 3.2 billion euros, corresponded to 18.1 per cent of net sales.

As a family-owned company, Boehringer Ingelheim plans in generations and focuses on long-term success. The company therefore aims at organic growth from its own resources with simultaneous openness to partnerships and strategic alliances in research. In everything it does, Boehringer Ingelheim naturally adopts responsibility towards mankind and the environment.

More information about Boehringer Ingelheim can be found on www.boehringer-ingelheim.com or in our annual report: http://annualreport.boehringer-ingelheim.com.

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.

For further information, please contact:

Boehringer Ingelheim	Zealand Pharma A/S

Dr. Reinhard Malin	Emmanuel Dulac
Head of Communications Innovation Unit	President and Chief Executive Officer
Boehringer Ingelheim Corporate Center GmbH	+45 50 60 36 36
Media + PR
+49 6132 77-90815	Lani Pollworth Morvan
reinhard.malin@boehringer-ingelheim.com	Investor Relations and Communication
+45 50 60 37 78
Linda Ruckel	lpm@zealandpharma.com
Associate Director, Media and Corporate Reputation
Boehringer Ingelheim U.S.
Media + PR
+1 203-791-6672
linda.ruckel@boehringer-ingelheim.com